

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 18, 2009

Mr. Baruch Tosh
Chief Executive Officer and President
Defense Industries International, Inc.
8 Brisel Street
Industrial Zone
Sderot 87711, Israel

RE: Defense Industries International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 0-30105

Dear Mr. Tosh:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures, page 31
Disclosure Controls and Procedures, page 31

1. Please disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as

of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

Changes in Internal Control over Financial Reporting, page 32

2. Please revise to disclose any change in your internal control over financial reporting during the last fiscal (fourth) quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting or disclose there were no changes in internal control over financial reporting during the quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer of Item 308(T)(b) of Regulation S-K.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

3. We are unable to find your independent registered public accounting firm in the list of registered firms on the website of the Public Company Accounting Oversight Board ("PCAOB"). Please tell us the name under which Virchow, Krause & Company, LLP is registered with the PCAOB or otherwise advise. If the firm is registered, please also tell us why the report is not issued under the PCAOB registered name.

Consolidated Balance Sheets, page F-2

4. We note your disclosure that Mayosar purchased the Germanium Crystals Business of Isorad IR Optics Ltd. on January 1, 2009. We also note your disclosures in subsequent interim financial statements regarding the Sarino and Isorad agreements, and that management is of the opinion, based on legal advice received, that the amounts paid under the Sarino and Isorad agreements will be fully refundable to you in the event that the Isorad agreement is not consummated. Please tell us whether you paid consideration in connection with the Isorad agreement and, if so, how the consideration is reflected in your financial statements. Please also tell us how you are accounting for your investment in Mayosar, and why your interim financial statements do not reflect a non-controlling interest. In addition, please tell us whether you reviewed the refundable deposit paid to Sarino for impairment at the end of the most recent interim period and, if so, the results of the review.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief

Mr. Baruch Tosh
Defense Industries International, Inc.
December 18, 2009
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